UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

November 02, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information

Dear Sirs:

Today, November 2, 2018, the signature of the addendum to the purchase agreement of all the shares issued by CAM Chile SpA and CAM Servicios del Perú S.A. in favor of GDF Suez Energie Services Chile Holding SpA and Engie Services Peru S.A.1, respectively, by which the parties agreed to extend the maximum term for the verification of the preceding conditions, among which is the confirmation of the transaction by the National Economic Prosecutor's Office of Chile (FNE), until November 30, 2018.

Finally, we commit ourselves to timely inform the market, as a Relevant Information Communication, the result of the closing of the transaction and the determination of the sale price, as appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: November 02, 2018

1 For more details of the transaction, please see the 6-K filed on August 3, 2018 (https://www.sec.gov/Archives/edgar/data/1572621/000115752318001699/a51847778.htm)